UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the Month of  April, 2006
                 ---------------------------------------------------------------


                        Oxford Investments Holdings Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)






         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

         Form 20-F     X                                 Form 40-F
                    -------                                       -------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____]

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.]


                 Yes                                            No   X
                    -------                                       -------



         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______]

TABLE OF CONTENTS

Documents Included as Part of this Report:

No.      Document
---      --------

1. Press Release dated April 20, 2006 "Oxford Investments Holdings Inc. Announces Financing for WebStar and the Launch of its FocusKard Product."

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized


                        OXFORD INVESTMENTS HOLDINGS INC.


 Date: April 20, 2006                    By: /S/Michael Donaghy
                                            ------------------------------------
                                            Michael Donaghy, President and Chief
                                            Executive Officer

                        Oxford Investments Holdings Inc.
                            1315 Lawrence Avenue East
                                    Suite 520
                            Toronto, Ontario M3A 3R3

                              FOR IMMEDIATE RELEASE

                       An Online Gaming Payment Revolution
        Oxford Investments Holdings Inc. Announces Financing for WebStar
                     and the Launch of its FocusKard Product

Toronto ON. April 20, 2006 -Oxford Investments Holdings Inc. (OTCBB: OXIHF) is pleased to announce that it has secured bridge financing in the amount of Two Hundred Fifty Thousand Dollars ($250,000) in connection with the acquisition of WebStar Internet Solutions ("WebStar"), a wholly-owned subsidiary of Oxford, and the launch of its FocusKard product.

FocusKard will provide an online payment solution for companies that wish to accept secure, international, multi-currency payments through the Internet for entertainment, products, and services.

Oxford is also pleased to announce that WebStar is integrating the FocusKard payment solution with International EGaming Developers' seventy plus online casinos, with a proposed live launch date of June 1, 2006. Oxford will also promote the service to its contacts in the entertainment and gaming market, calling upon their extensive knowledge acquired through six years plus in the online gaming industry.

Utilizing   WebStar's   uniquely   developed   technologies,   and  "tier   one"
international banking relationships, the FocusKard product is expected to virtually eliminate declined transactions and charge-backs, which, to date, have limited the success of online payments, particularly within the very popular gaming industry.

The FocusKard product will also be marketed as a premium branded prepaid credit card that will benefit consumers and land-based merchants worldwide, while providing greater control and security to card holders.

About Oxford Investments Holdings Inc.
Oxford Investments Holdings Inc. previously known as a leading Internet gaming software licensing, reseller and development company providing software solutions to the Internet gaming market, now is the parent company to several subsidiaries that market, sell and distribute a variety of products. Oxford's subsidiaries include International E-Gaming Developers, Inc., a company that markets gaming products to a worldwide clientele, Celebrity Tan Inc., a company that markets UV-free tanning products and booths, Ontario Private Water
Labelling Ltd., a company that specializes in private-label bottled water distribution and sales and WebStar Internet Solutions an online payment solutions company.

For further information, please visit www.oxsof.com; Email:investor@oxsof.com, or phone Michael Donaghy at 1-800-293-4871.




FORWARD LOOKING STATEMENTS DISCLAIMER:

Statements in this press release, which are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with product liability and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on suppliers, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

This release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be a sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the laws of any such jurisdiction. This press release was accurate at the time it was issued but may not reflect the Company's current strategy or product offerings.